CM 3/17

BB 3/16

05038469

COMMISSION
549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR - 1 2005 WASH. D.C. 213 SECTION PROCESSING

| SEC FILE NUMBER |
|---|
| 8- 24954 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATX LEASE FUNDING, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOUR EMBARCADERO CENTER, SUITE 2200
(No. and Street)

SAN FRANCISCO, CALIFORNIA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RORY SNYDER (415) 955-3200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

4 TIMES SQUARE NEW YORK NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, BRENT DAVIES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATX LEASE FUNDING, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Brent Davies 2/24/2005

Signature

PRESIDENT

Title

See attached sheet

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California )

) ss.

County of San Francisco )

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 2005, by Brent Davies, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

FLORENCE P. MC GINTY
Commission # 1370646
Notary Public - California
San Francisco County
My Comm. Expires Aug 17, 2006

Florence P. McGinty
Notary Public

# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

GATX Lease Funding, Inc.
Year ended December 31, 2004
with Report and Supplementary Report of Independent Registered Public Accounting Firm

# GATX Lease Funding, Inc.

## Financial Statements
## and Supplemental Information

Year ended December 31, 2004

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors of
GATX Lease Funding, Inc.

We have audited the accompanying statement of financial condition of GATX Lease Funding, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATX Lease Funding, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2005

GATX Lease Funding, Inc.

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 91,707 |
| Receivable from parent company | | 261,189 |
| Total assets | $ | 352,896 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Stockholder's equity: | | |
| Common stock, $1 par value; 35,000 shares authorized, issued, and outstanding | $ | 35,000 |
| Retained earnings | | 317,896 |
| Total stockholder's equity | | 352,896 |
| Total liabilities and stockholder's equity | $ | 352,896 |

*See accompanying notes.*

# GATX Lease Funding, Inc.

## Statement of Income

December 31, 2004

| | |
|---|---|
| **Revenues** | |
| Gross fee income | $ 1,589,460 |
| | |
| **Noninterest expenses** | |
| Registration and filing fees | 30 |
| Management fee paid to parent | 1,573,565 |
| Other expenses | 3,550 |
| Total noninterest expenses | 1,577,145 |
| | |
| Income before provision for income taxes | 12,315 |
| Provision for income taxes | 4,830 |
| Net income | $ 7,485 |

*See accompanying notes.*

GATX Lease Funding, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2004

| | **Common Stock** | | | |
|---|---|---|---|---|
| | **Shares** | **Common Stock** | **Reinvested Earnings** | **Total** |
| Balance at January 1, 2004 | 35,000 | $ 35,000 | $ 310,411 | $ 345,411 |
| Net income | – | – | 7,485 | 7,485 |
| Balance at December 31, 2004 | 35,000 | $ 35,000 | $ 317,896 | $ 352,896 |

*See accompanying notes.*

# GATX Lease Funding, Inc.

## Statement of Cash Flows

December 31, 2004

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 7,485 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Increase in receivable from parent company | | 29,115 |
| Decrease in customer deposits | | (677,880) |
| Net cash flows used in operating activities | | (641,280) |
| | | |
| Net change in cash | | (641,280) |
| Cash at beginning of year | | 732,987 |
| Cash at end of year | $ | 91,707 |

*See accompanying notes.*

GATX Lease Funding, Inc.

Notes to Financial Statements

December 31, 2004

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Presentation

The principal business of GATX Lease Funding, Inc. (the "Company") is to arrange lease transactions for investment by lessors. An initial fee is earned for the services provided to lessors, lessees, and in certain leases, the debt financing sources who have an interest in the transactions.

The Company is a wholly owned subsidiary of GATX Financial Corporation ("GFC"). GFC provides to the Company all administrative, analytical, systems, and clerical services in exchange for a portion of the initial fees, that the Company earns for its services. The general fee-sharing arrangement is 99% to GFC and 1% to the Company; however, it can vary due to certain provisions in the Services and Support Agreement. GFC retained $1,573,565 of initial fees under this Agreement in 2004. GFC charges expenses incurred on the Company's behalf to the Company. All of the initial fees recognized by the Company during the current year were related-party transactions with GFC. The receivable from parent company balance represents the cumulative intercompany activity between the Company and GFC. There is currently no mandated timing for settling the receivable.

### Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("US GAAP"); however, the financial statements do not necessarily reflect the financial position and the results of operations and cash flows as if the Company were an independent entity. The preparation of US GAAP-basis financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that these estimates, which are based on information available as of the date of the statement of financial conditions, are reasonable and prudent. Actual results could differ from these estimates.

## 1. Summary of Significant Accounting Policies (continued)

### Receivable from Parent Company

The receivable from parent company balance represents the cumulative intercompany activity between the Company and GFC. GFC guarantees its intercompany payable to the Company and is fully able to repay this amount when it deems appropriate. There is currently no mandated timing for the settlement of the receivable.

### Income Taxes

The Company files consolidated income tax returns with GFC. Federal taxes are provided based on the federal statutory rate (35%). State taxes, if any, are paid by GFC and are not material to these financial statements. For the year ended December 31, 2004, the Company recognized a total tax expense of $4,830, comprising a current expense of $4,310 and a deferred expense of $520. As of December 31, 2004, a liability balance of $1,602 is included as a component of the receivable from parent company on the statement of financial condition. This liability balance represents the accumulated tax expenses related to the Company included in GATX's consolidated tax returns.

## 2. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net Capital requirements of the Security and Exchange Commission ("the Commission") under Rule 15c3-1. The Commission requirements also provide that the equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $91,707, which was $86,707 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

# Supplemental Information

# GATX Lease Funding, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total stockholder's equity | | $ 352,896 |
| Total regulatory capital | | 352,896 |
| | | |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables from affiliates | $ 261,189 | |
| Total deductions and/or charges | | 261,189 |
| Net capital before haircuts on securities positions | | 91,707 |
| | | |
| Haircuts on securities | | – |
| | | |
| Net capital | | $ 91,707 |
| | | |
| Computation of alternative net capital requirement | | |
| Net capital requirement (minimum) | | $ 5,000 |
| | | |
| Excess net capital | | $ 86,707 |

*The Company's original filing of the unaudited Computation of Net Capital for the December 31, 2004, Part IIA FOCUS Report inappropriately included a nonallowable asset. The Company filed a revised Computation of Net Capital on February 2, 2005, to properly exclude receivables from affiliates in its Computation of Net Capital.*

*There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's revised December 31, 2004, Part IIA FOCUS filing.*

Schedule II

# GATX Lease Funding, Inc.

## Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors of
GATX Lease Funding, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GATX Lease Funding, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter regarding the control activities around the computation of the net capital ratios, which we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004. The Company did not appropriately deduct a non allowable asset from total regulatory capital in its computation of net capital pursuant to Rule 15c3-1. The Company has instituted additional controls to correct the deficiency in computation of net capital, including the enhanced awareness and involvement of the Chief Executive Officer and Manager of Portfolio Accounting.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we noted the matter identified in the fifth paragraph above involving the computation of net capital that we consider to be a material inadequacy as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2005